Exhibit 99.2

© 2022 Kornit Digital. All rights reserved. KORNIT DIGITAL (NASDAQ : KRNT) 1 Second Quarter 2022 Earnings Conference Call Supporting Slides August 10, 2022

© 2022 Kornit Digital. All rights reserved. © 2022 Kornit Digital. All rights reserved. 2 SAFE HARBOR This presentation contains forward - looking statements within the meaning of U . S . securities laws . All statements other than statements of historical fact contained in this presentation are forward - looking statements . In some cases, you can identify forward - looking statements by terminology such as “may,” “will,” “should,” “expects,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “potential” or “continue” or the negative of these terms or other comparable terminology . These statements reflect our current views with respect to future events and are subject to known and unknown risks, uncertainties and other factors that may cause our or our industry’s actual results, levels of activity, performance or achievements to be materially different from those anticipated by the forward - looking statements . Although we believe that the expectations reflected in the forward - looking statements are reasonable, we cannot guarantee that future results, levels of activity, performance or events or circumstances described in the presentation will occur or be achieved . You should read the Company’s most recent annual report on Form 20 - F, filed with the U . S . Securities and Exchange Commission, or SEC, on March 30 , 2022 , including the Risk Factors set forth therein . Except as required by law, we undertake no obligation to update or revise any of the forward - looking statements, whether as a result of new information, future events or otherwise, after the date of this presentation . In addition to U . S . GAAP financials, this presentation includes certain non - GAAP financial measures . These non - GAAP financial measures are in addition to, and not a substitute for or superior to, measures of financial performance prepared in accordance with U . S . GAAP . Please see the reconciliation table that appears among the financial tables in our earnings release being issued today, which earnings release is attached as Exhibit 99 . 1 to our report of foreign private issuer being furnished to the SEC today, which reconciliation table is incorporated by reference in this presentation . This presentation contains statistical data that we obtained from industry publications and reports generated by third parties . Although we believe that the publications and reports are reliable, we have not independently verified this statistical data . Kornit, Kornit Digital, the K logo, and NeoPigment are trademarks of Kornit Digital Ltd . All other trademarks are the property of their respective owners and are used for reference purposes only . Such use should not be construed as an endorsement of our products or services .

© 2022 Kornit Digital. All rights reserved. ON T O D A Y ’S CALL Ronen Samuel CEO Alon Rozner CFO Lauri Hanover Appointed CFO Amir Shaked Mandel Andrew Backman EVP Corp Dev Global Head of IR

© 2022 Kornit Digital. All rights reserved. BUSINESS HIGHLIGHTS 4 RONEN SAMUEL Chief Executive Officer © 2022 Kornit Digital. All rights reserved.

© 2022 Kornit Digital. All rights reserved. 5 Second Quarter Results • Total revenues were $58.1 million, net of non - cash warrants impact of $4.5 million • In line with preliminary results issued on July 5, 2022 • Shortfall in DTG systems revenues, mainly in the Americas region • Growth impacted by re - calibration of e - commerce, macro headwinds, and delays in completion of customer production facilities • Some e - commerce customers continue to digest excess system capacity built in the past two years and navigate macro - related issues • Other customers continue to grow nicely, although at a more normalized pace • We also see certain customers make good progress on their expansion plans and new production facilities • Several deals we expected to complete at the very end of the second quarter have either closed in the third quarter, remain in our backlog, or have moved to 2023 • Consumables revenues were in line with our expectations, as some customers have worked through the inventory build - up experienced in the last few quarters • Continue to expect consumables to grow sequentially throughout the balance of 2022 as our customers gear - up for their peak seasons

© 2022 Kornit Digital. All rights reserved. Regional Commentary – Good First Half 22’ Growth in EMEA and APAC EMEA : • Pipeline for second half of the year improving • Continue to make progress with major brands and retailers including C&A, HYPE, and one of the world’s top five fashion brands that is vertically integrating a number of Atlas Max systems into one of their production facilities ; Exploring broader, larger scale global deployment APAC : • Region continues to open - up after a very long period of lockdowns, especially in China • Making progress with several large brands, digital platforms, and strategic accounts • Engaged with several major manufacturers that are responding to the growing demand from their global brand customers to transform their supply chains, and shift more production volumes to near - shore, shorter - runs production Americas : • Latin America is ramping up nicely, driven by demand for Presto MAX • Seeing more new business opportunities with mid - market brands and retailers as the broader US apparel industry focuses on margin and supply chain improvements • Working with a specialty retailer of casual apparel operating over 200 stores across the U.S. on direct - to - garment production • Major onshore apparel manufacturer entering digital printing with Kornit after having historically produced 100% on analog • Continue to work in very close partnership with our largest global strategic account on their meaningful domestic and international expansion plans • Clear understanding of their key focus areas, potential meaningful new opportunities • Relationship stronger than ever

Navigating Current Market Dynamics

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Continue to work with brands, retailers, and fulfillers of all sizes:

- Help current and prospective customers better understand operational and financial benefits of shifting production volumes to Kornit's on-demand, sustainable, mass production digital solutions


B2C ONSHORE
(same country)
B2B NEARSHORE
(neighboring country)

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Ensuring a successful roll-out of our new product introductions (NPIs):

- Presto MAX; Atlas MAX Poly; Atlas MAX upgrades; New user interface for KornitX
- Anticipate launching Kornit Apollo in the first half of 2023
  - Feedback on Apollo has been excellent
  - Customers, including some of our large strategics, want Apollo now



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Returning to profitability:

- Made tough but necessary decisions recently, including a focused reduction-in-force
- Continue to strategically review all aspects of our business and will continue to adjust our cost structure as needed
- Not sacrificing key growth initiatives, investments in long-term programs, and our ability to support customers





While the overall operating environment remains uncertain in parts of our business, the opportunities ahead of us remain firmly intact

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© 2022 Kornit Digital. All rights reserved.

$75 Million Share Repurchase Authorization © 2022 Kornit Digital. All rights reserved. 8 © 2022 Kornit Digital. All rights reserved. • The Board of Directors has approved the repurchase of up to $75 million of the Company’s ordinary shares • Flexible way to return capital to our shareholders when we see value in our stock • Believe using a portion of the cash on our extremely strong balance sheet for repurchases of our ordinary shares is in the best interests of the Company and its shareholders • Will not adversely impact our ability to execute on our growth plans • Share repurchase program is subject to certain requirements under the Israeli Companies Law and the receipt of Israeli court approval

Announces CFO Transition • Alon Rozner, Chief Financial Officer, will be stepping down from his role in November for personal reasons • Industry veteran Lauri Hanover to join Kornit executive management team as Chief Financial Officer • Has served as member of Kornit’s Board of Directors since 2015 and has over 25 years of CFO experience and financial expertise • Has a deep understanding of Kornit and knows the management team very well • Will step down from her position as Audit Committee Chair and as member of the Compensation Committee © 2022 Kornit Digital. All rights reserved. 9 © 2022 Kornit Digital. All rights reserved.

FINANCIAL HIGHLIGHTS ALON ROZNER Chief Financial Officer © 2022 Kornit Digital. All rights reserved. 10 © 2022 Kornit Digital. All rights reserved.

Quarterly Revenues

- Q2 revenues of $58.1 million, net of $4.5 million non-cash warrant impact
- Lower DTG systems revenues, mainly in the Americas region, drove shortfall between our May guidance and Q2 results
- Top 10 largest accounts represented ~52% of total revenues



Revenues ($M)
$81.7
$58.1
Q2 2021
Q2 2022



Revenues By Region
10%
48%
42%
Americas
EMEA
Asia Pacific

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© 2022 Kornit Digital. All rights reserved.

Gross Margins © 2022 Kornit Digital. All rights reserved. 12 © 2022 Kornit Digital. All rights reserved. • Q2 Non - GAAP Gross Margins, net of the impact of the warrants was 38.6% • Lower - than - expected systems revenues, primarily in the Americas region, impacted margins • Anticipate gross margins in the second half of 2022 to improve versus the second quarter • Expect revenues from consumables and services to increase throughout 2022 • Continue to gain operational efficiencies on fixed cost structure of the business

Operating Expenses • Research and Development expenses increased due to readying multiple new product introductions, such as Atlas MAX Poly and Presto MAX, and continued investments in KornitX • Sales and Marketing expenses increased primarily due to significant go - to - market and branding events, including Fashion Week Tel Aviv, Fashion Week London, and FESPA in Berlin • General and Administrative expenses rose due to staffing and other investments to support the overall business infrastructure • During Q 2 the previously announced acquisition of Tesoma was closed, which contributed to a sequential increase in OPEX © 2022 Kornit Digital. All rights reserved. 13 © 2022 Kornit Digital. All rights reserved.

Q2 2022 Q2 2021 Non - GAAP Operating Income (Loss) ($18.3) $10.2 Non - GAAP Net Income (Loss) ($15.6) $10.5 Non - GAAP Diluted EPS ($0.31) $0.22 GAAP Net Income (Loss) ($19.5) $5.6 GAAP Diluted (Basic) EPS ($0.39) $0.12 Adjusted EBITDA ($16.1) $11.4 © 2022 Kornit Digital. All rights reserved. 14 © 2022 Kornit Digital. All rights reserved. $ in millions except per share amounts Quarterly P&L KPI

Balance Sheet © 2022 Kornit Digital. All rights reserved. 15 © 2022 Kornit Digital. All rights reserved. $ in millions Q2 2021 Q1 2022 Q2 2022 Cash, Deposits & Marketable Securities $441.8 $733.9 $704.6 Accounts Receivable $62.7 $81.0 $60.5 Inventory $52.6 $71.4 $89.6 Trade Payable $31.4 $34.3 $30.8 Net Working Capital $398.6 $608.7 $566.6 • Receivables decreased as expected due to healthy collections associated with closing sales late in the first quarter • Inventories increased due to systems that are awaiting shipment to one of our customers who is experiencing delays in the completion of their new production facility • Cash paid to acquire Tesoma was ~$15 million

Q3 2022 Guidance Revenues • Expect third quarter revenues to be in the range of $66 million to $70 million • Expect fourth quarter revenues to be at similar levels to the third quarter, with a higher mix of consumables Operating Profitability • Expect third quarter Non - GAAP operating margins in the range of - 15% to - 11% of revenue • Expect third quarter EBITDA margins to be in the range of - 12% to - 8% • Expect fourth quarter operating and EBITDA margins to improve sequentially as compared to the third quarter Consistent with past practice, guidance excludes the impact from the fair value of issued warrants in the quarter with our global strategic account © 2022 Kornit Digital. All rights reserved. 16 © 2022 Kornit Digital. All rights reserved.

Q2 2022 Warrants Impact Summary © 2022 Kornit Digital. All rights reserved. 17 © 2022 Kornit Digital. All rights reserved.

THANK YOU Q&A © 2022 Kornit Digital. All rights reserved. 18 © 2022 Kornit Digital. All rights reserved.